NEWS RELEASE

August 17, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

ALMADEN INTERSECTS

232.3 M OF 0.36 G/T AU AND 34 G/T AG (0.9 G/T AUEQ, 58 G/T AGEQ) IN HOLE TU-10-3

AND 32.69 M OF 0.15 G/T AU AND 32 G/T AG (0.6 G/T AUEQ, 41 G/T AGEQ) IN HOLE TU-10-2

AT IXTACA, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to report the assay results from remaining unreported holes, holes TU-10-2 and TU-10-3, from the Company’s preliminary August, 2010 drill program at the 100% owned Ixtaca zone, located in Puebla State, Mexico. Holes TU-10-2 and TU-10-3 were drilled subsequent to discovery hole TU-10-1 (see Almaden news release of August 9, 2010) and were designed to help the Company understand the orientation of the vein zone. The attached map shows the location and orientation of the drillholes. The Company ceased drilling to await the results of this preliminary program. Drilling is planned to recommence in the first week of September, 2010.

Hole TU-10-3, from the base of overburden at 21.49 meters to 253.79 meters depth, intersected a 232.30 meter interval that averaged 0.36 g/t gold and 34 g/t silver (0.9 g/t AuEq., 57 g/t AgEq.). Vein intersections include 0.81 meters of 4.3 g/t gold and 721 g/t silver (15.4 g/t AuEq., 1,002 g/t AgEq.) and 0.20 meters of 7.5 g/t gold and 1190 g/t Ag (25.8 g/t AuEq., 1,678 g/t AgEq.). Hole TU-10-2 was drilled away from holes TU-10-1 and TU-10-3 and also intersected vein and zones of veining including 32.69 meters from 172.31 to 205.00 depth of 0.15 g/t gold and 32 g/t silver (0.6 g/t AuEq., 41 g/t AgEq.). Vein intersections in hole TU-10-2 include 1.34 meters of 0.1 g/t gold and 440 g/t silver (6.9 g/t AuEq, 448 g/t AgEq.). Below are tables showing the broad intervals of gold-silver mineralisation and the high grade gold-silver vein zones respectively. Subsequent to the receipt of these analytical results it is clear that more complete sampling of holes TU-10-2 and TU-10-3 is required. This sampling will commence as soon as operations resume.

It is now apparent that all the holes were collared within the vein zone and there remains a roughly 50 meter wide section of untested vein zone in the vicinity of the collars. The vein zone is now thought to have a general northeasterly trend but at this time true widths cannot be calculated with confidence. Additionally, individual veins have several different apparent attitudes and may not be oriented parallel to the strike of the overall vein zone. The previously reported discovery hole (TU-10-1; 302.41 m of 1.7 g/t AuEq) was drilled with an azimuth of 110 degrees and a dip of -55 degrees and is considered to be oriented oblique to the vein zone. Hole TU-10-2 was drilled away from TU-10-1 with an azimuth of 330 degrees and a dip of -55 degrees. Hole TU-10-3 was drilled at an azimuth of 150 degrees with a dip of -50 degrees. Of the three holes, TU-10-1 is believed to have most completely crossed the core of the vein zone while holes TU-10-2 and TU-10-3 are thought to have been collared closer to the hangingwall and footwall respectively. Accordingly hole TU-10-3 is interpreted to have intersected the vein system at shallower depths than that at which high grades were intersected in hole TU-10-1.

J.D. Poliquin, Chairman of Almaden commented, “We are pleased with the results of hole TU-10-2 and TU-10-3 which confirm the presence and breadth of the upper reaches of the large epithermal vein system intersected in the discovery hole TU-10-1.”

Table 1: Broad Intervals, Ixtaca Zone, Holes TU-10-2 and TU-10-3

Hole	From (m)		To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Eq. (g/t)	Silver Eq. (g/t)	Ag/Au
TU-10-3	78.97		79.3	0.33	3.86	378	9.7	629	98
TU-10-3	84.00		84.81	0.81	4.3	721	15.4	1002	166
TU-10-3	96.58		96.90	0.32	1.6	297	6.2	403	183
TU-10-3	110.16		110.47	0.31	2.2	481	9.6	624	219
TU-10-3	128.89		129.12	0.23	3.0	370	8.7	566	123
TU-10-3	140.90		141.10	0.20	4.1	113	5.8	378	28
TU-10-3	141.55		141.75	0.20	4.0	160	6.5	422	40
TU-10-3	142.94		144.16	1.22	2.5	113	4.3	277	45
TU-10-3	148.40		148.60	0.20	7.5	1190	25.8	1678	158
TU-10-3	152.41		152.99	0.58	5.4	111	7.1	462	21
TU-10-3	162.17		162.38	0.21	7.6	206	10.7	697	27
TU-10-3	163.18		163.44	0.26	3.9	392	10.0	647	100
TU-10-3	204.00		211.04	7.04	2.7	226	6.1	399	85
TU-10-3	including	204.00	206.65	2.65	3.6	329	8.7	565	91
TU-10-2	56.33		56.53	0.20	0.6	64	1.6	105	101
TU-10-2	57.58		57.78	0.2	0.96	137	3.1	199	143
TU-10-2	194.46		194.68	0.22	1.1	59	2.0	129	54
TU-10-2	197.36		198.70	1.34	0.1	440	6.9	448	3570

Table 2: High Grade Gold-Silver Intervals, Ixtaca Zone, Holes TU-10-2 and TU-10-3

Morgan J. Poliquin, Ph. D., P. Eng., the President and CEO of Almaden, and a qualified person under the meaning of National Instrument 43-101, reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AUEQ” or “Gold Eq.”) and silver equivalent (“”AGEQ” or “Silver Eq.”) values were calculated using a silver to gold ratio of 65 to 1. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations. Intervals that returned assays below detection were assigned zero values.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits as evidenced at Ixtaca. Currently five projects (Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

377.24m
0 mE
100 mE
200 mE
300 mE
400 mE
500 mE
500 mN
400 mN
300 mN
200 mN
100 mN
2.45 g/t AuEq. over 4.5m
0.6 g/t AuEq. over 32.69m
TU-10-2
Entire hole: 1.7 g/t AuEq over 302.41m
2.63 g/t AuEq over 174m
3.02 g/t AuEq. over 45.5m
1.73 g/t AuEq. over 34.9m
TU-10-1
349.91m
TU-10-3
0.88 g/t AuEq. over 232m
1.77 g/t AuEq. over 22.03m
1.94 g/t AuEq. over 13.46m
2.44 g/t AuEq. over 19.09m
391.67m
HoleID
High-Grade Intervals
See Sections
for Assays
Broad Intervals
Gold Equivalent
Assays Shown
EOH
overburden
limestone
vein
breccia
dike
to be analysed
Lithology/Mineralogy
ALMADEN MINERALS LTD.
Date:Aug 16/10
Author: TDU
Office: AMM
Drawing:
Scale:
Ixtaca Project
Puebla, Mexico
Drillholes
TU-10-1, -2 and -3
Horizontal Section
0
50
100
meters